Exhibit 99.1

May 11, 2015

Press release

Turquoise Hill announces financial results and review of operations for the first quarter of 2015

VANCOUVER, CANADA –Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2015. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

●	Oyu Tolgoi achieved a strong safety performance with no fatalities and an All Injury Frequency Rate of 0.25 per 200,000 hours worked.

●	Beginning on January 1, 2015, Turquoise Hill began preparing its financial statement in accordance with International Financial Reporting Standards.

●	Oyu Tolgoi recorded revenue of $426.2 million in Q1’15 on sales of 167,700 tonnes of concentrate containing high gold content; concentrate sales exceeded production for Q1’15.

●	Revenue and sales in Q1’15 reflect expected lower quarterly production and reduced head grades as well as the impact of the Lunar New Year holiday when border and customs operations were closed.

●	Turquoise Hill reported income attributable to shareholders of $96.2 million, including a non-cash impairment reversal credit of $35.2 million related to its SouthGobi investment.

●	Turquoise Hill generated operating cash flow of $105.3 million during Q1’15.

●	In Q1’15, material mined increased 16.1% over Q4’14 mainly due to improvements driven by a range of productivity initiatives in the open pit partially offset by longer haul distances.

●	Concentrator milling rates increased through Q1’15 as improvements started to take effect, particularly in the pebble crushing circuit.

●	Open-pit development for 2015 is proceeding to schedule with higher-grade material expected to be processed by the concentrator starting in Q2’15.

●	Turquoise Hill expects production distribution at Oyu Tolgoi to be relatively similar to 2014 with production levels significantly higher in the second half of 2015.

●	In February 2015, Oyu Tolgoi shipped its one millionth tonne of concentrate.

●	Significant progress has been made in discussions with the Government of Mongolia; however no formal agreement has been signed that resolves all remaining matters.

●	Oyu Tolgoi LLC signed a Cooperation Agreement in April 2015 with its partner communities, which is required under the Investment Agreement and the Mongolian Minerals Law.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

●	On April 23, 2015, Turquoise Hill completed its divestment transaction with Novel Sunrise Investments Limited for the sale of 48,705,155 shares in SouthGobi, with a loss on disposal expected in Q2’15.

●	On May 1, 2015, Turquoise Hill announced the expiration of its share purchase agreement with National United Resources for the proposed sale of 56,102,000 shares in SouthGobi.

●	During Q1’15, Turquoise Hill generated $95.1 million of cash.

●	Turquoise Hill’s cash and cash equivalents at March 31, 2015 were $954.2 million.

FINANCIAL RESULTS

In Q1’15, Turquoise Hill recorded net income attributable to shareholders of $96.2 million, comprising net income from continuing operations of $67.1 million, and net income from discontinued operations of $29.1 million, largely related to appreciation of SouthGobi’s quoted stock price during the quarter. Earnings per share of $0.04 comprised $0.03 per share from continuing operations and $0.01 from discontinued operations. Operating cash flows were $105.3 million, reflecting period sales, which were particularly impacted by high by-product revenues, and further drawdown of run-of-mine inventories held at December 31, 2015. Additions to property, plant and equipment were $30.4 million in Q1’15, including approximately $27.0 million for sustaining capital activities including the tailing storage facility. Turquoise Hill’s cash and cash equivalents at March 31, 2015 were $954.2 million.

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Given the conversion to IFRS, any financial information in this press release should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements, in particular Notes 2 and 26 to the financial statements. Please refer to the IFRS section of this press release.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the 2014 Feasibility Study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Q1’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For Q1’15, Oyu Tolgoi achieved a strong safety performance with no fatalities and an All Injury Frequency Rate of 0.25 per 200,000 hours worked.

Key financial metrics for Q1’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

Revenue ($’000,000)	113.9	459.5	491.6	670.6	426.2	1,735.6
Concentrates sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	733.7
Revenue by metals in concentrates ($’000,000)
Copper	78.6	300.8	319.1	368.5	190.2	1,066.9
Gold	33.9	153.0	167.2	296.4	232.3	650.5
Silver	1.4	5.7	5.3	5.7	3.6	18.2
Cost of sales ($’000,000)	93.5	375.0	363.8	402.8	257.9	1,235.1
Production and delivery costs	64.5	262.2	243.6	279.5	173.9	849.8
Depreciation and depletion	29.0	112.8	120.2	123.3	83.9	385.3
Capitalized property, plant and equipment ($’000,000)	49.9	44.8	38.3	28.1	30.4	161.1
Underground evaluation costs capitalized	8.4	9.4	5.1	4.2	3.4	27.1
Royalties	5.9	23.5	25.4	36.6	21.9	91.5
Unit costs ($/lb of copper)
C1					0.09	1.14
All-in sustaining					0.96	1.95

* Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company‘s consolidated financial statements, in particular Notes 2 and 25 to the financial statements.

Revenue and concentrate sales in Q1’15 decreased 36.4% and 36.2% respectively over Q4’14 reflecting expected lower quarterly production and reduced head grades as well as the impact of the Lunar New Year holiday when border and customs operations were closed for an extended period, and lower average London Metal Exchange copper prices. The Q1’15 mix of revenue by metals is the result of inventory with higher contained gold drawn down during the quarter from concentrate produced in 2014. Despite the Lunar New Year holiday, concentrate sales volumes exceeded production for the quarter. Gross margin at 39.5% for the quarter remained broadly consistent with Q4’14.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

Capitalized additions to property, plant and equipment for Q1’15 were $30.4 million (Q1’14: $49.9 million) including approximately $27.0 million for sustaining activities, including the tailings storage facility.

Total cash operating costs at Oyu Tolgoi in Q1’15 were $218.9 million. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized and depreciated. Please refer the IFRS section of this press release. As a result of the change in treatment of royalty payables, the Company has updated its 2015 total cash operating guidance to approximately $1.0 billion (previously $900.0 million). During Q1’15, Oyu Tolgoi continues to improve and optimize operations in order to reduce costs across the mine’s operation.

Oyu Tolgoi’s C1 costs per pound of copper as reported by Turquoise Hill in Q1’15 were $0.09 per pound, compared with $1.14 per pound for the full year ended December 31, 2014. The decrease is mainly driven by large by-product credits from Q1’15 revenue associated with high-grade concentrate produced in 2014. The favourable impact on C1 costs of by-product revenue and cost reduction initiatives was partly offset by the impact of lower production volumes. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies after ore from this zone is fed through the mill.

Please refer the Non-GAAP Measures section of this press release for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Key operational metrics for Q1’15 are as follows:

Oyu Tolgoi Key Operational Metrics

All data represent full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.60
Concentrates produced (‘000 tonnes)*	102.9	140.0	134.1	186.7	130.9	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	148.4
Gold (‘000 ounces)	66	113	132	278	86	589
Silver (‘000 ounces)	163	229	216	286	184	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	185.8
Gold (‘000 ounces)	28	126	144	263	200	561
Silver (‘000 ounces)	78	309	323	383	219	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	89.1
Gold	75.5	74.8	74.8	78.6	71.6	76.6
Silver	59.3	58.6	58.6	71.6	65.4	62.3
* Dry metric tonnes

Concentrate production in Q1’15 decreased 29.9% over Q4’14. Production was impacted by lower mill head grades as well as a planned shutdown to reline both SAG mills and undertake modification and improvement work. The shutdown was completed on time and with no injuries.

Material mined in Q1’15 increased 16.1% over Q4’14 mainly due to improvements driven by a range of productivity initiatives in the open pit partially offset by longer haul distances.

Head grades declined in Q1’15 as high-grade material from the open pit was largely processed in Q4’14. Concentrator milling rates increased through Q1’15 as improvements started to take effect, particularly in the pebble crushing circuit.

On March 18, 2015, Oyu Tolgoi filed a statutory 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council. Under Mongolian law, Oyu Tolgoi is required to submit an update to the feasibility study at least every five years. The 2009 Oyu Tolgoi Feasibility Study was accepted in March 2010.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.9 billion, including accrued interest of $1.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $129.2 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In Q1’15, Oyu Tolgoi repaid a total amount of $150.0 million with respect to these loans, including accrued interest of $44.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at March 31, 2015, the cumulative amount of such funding was $751.2 million, representing approximately 34% of invested common share equity, plus unrecognized interest thereon of $183.1 million.

Operational outlook

Open-pit development for 2015 is proceeding to schedule with higher-grade material expected to be processed by the concentrator starting in Q2’15.

The Company expects production distribution to be relatively similar to 2014 with production levels significantly higher in the second half of 2015. Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. Production from the high-grade core of the southwest zone is expected to recommence in mid-2015.

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia remain committed to resolving the shareholder matters and finalizing project finance to restart the underground mine development at Oyu Tolgoi.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which the Company believes is beneficial to all stakeholders. Significant progress has been made; however no formal agreement has been signed that resolves all of the remaining matters.

Further development will commence once the following conditions are met:

●	Successful resolution of shareholder matters, including the outstanding tax assessment;
●	Agreement on a comprehensive funding plan, including Oyu Tolgoi project finance;
●	Approval of the 2014 Feasibility Study by all shareholders and acceptance by the Mongolian Minerals Council; and
●	Obtaining all necessary permits for the mine’s operation and development.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on shareholder matters. The lending group continues to be supportive of the Oyu Tolgoi project and current indications are that a suitable project financing package would be available upon resolution of the outstanding shareholder matters; however this is not guaranteed.

While discussions continue to resolve shareholder matters, and re-start underground mine development, Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities, while the underground remains in care and maintenance.

Q1’15 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options; in particular looking for shallower targets. Historical datasets are added to and reinterpreted to enable future discovery.

SOUTHGOBI – HELD FOR SALE

On February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited (NSI) providing for the sale of its holding of 48.7 million shares in SouthGobi, not subject to a previously announced sale transaction with National United Resources Holdings Limited (NUR), at a price of C$0.35 per common share payable in cash. The Company completed the sale on April 23, 2015 and expects to record a loss on this divestment in Q2’15. Half of the aggregate purchase price, representing C$8.5 million, was received at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of closing. The carrying value of the Company’s total interest in SouthGobi at March 31, 2015 was $82.7 million based on the quoted share price at that date, plus adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

Following completion of the sale to NSI, Turquoise Hill continues to own 56.1 million SouthGobi common shares, representing approximately 23.3% of the issued and outstanding SouthGobi shares. The fair value of this investment at April 23, 2015, based on the quoted share price at that date, was $38.3 million.

On May 1, 2015, Turquoise Hill announced that the share purchase agreement with NUR, which provided for the sale to NUR of 56.1 million shares in the capital of SouthGobi, had expired on April 30, 2015 without the transaction contemplated thereunder having been completed. The transaction was unable to be completed as required by the terms of the share purchase agreement.

Following completion of the sale to NSI, and expiry of the share purchase agreement with NUR, the Company’s exposures in relation to its investment in SouthGobi include, but are not wholly limited to: factors having an impact on fair value, and ability to complete divestment of its remaining interest in the future; and possible recognition of a proportionate share of losses and liabilities of SouthGobi.

CORPORATE ACTIVITIES

Class action lawsuits

On December 16, 2014, United States District Court Judge Lorna G. Schofield dismissed the consolidated putative securities class action lawsuit that had been filed in the Southern District of New York against the Company and certain of its officers and directors in December 2013. The lawsuit sought to recover damages that it claimed were attributable to alleged misstatements about the Company’s financial performance arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015 the appeal deadline.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements for the three months ended March 31, 2015 are the Company’s first consolidated interim financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2014 (Transition Date).

The following outlines the key IFRS transitional impacts on the Company’s financial statements and the impact of the IFRS transition on systems, process, business activities and controls.

Note 26 to the condensed interim consolidated financial statements for the three months ended March 31, 2015 provides more detail on the key U.S. GAAP to IFRS differences, the accounting policy decisions and the application of IFRS 1 – First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP.

The impact of the transition to IFRS on total equity is outlined in the table below for the comparative period end dates presented:

Reconciliation of equity	December 31, 2014	March 31, 2014	January 1, 2014

Equity under U.S. GAAP	$7,576,725	$7,702,643	$4,578,086
IFRS adjustments to equity:
Non-current inventories	(110,330)	(109,533)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	42,395	10,915	9,442
Deferred stripping costs (SouthGobi)	-	99,498	96,063
Available for sale equity investments	873	9,844	14,331
Loans receivable	4,509	9,907	13,024
Decommissioning obligations	(1,703)	(1,855)	(1,614)
Income taxes	-	2,818	4,547
Rights offering	-	-	928,280
Consolidation and classification of SouthGobi	55,986	-	-
Other	10	(2)	735
Total IFRS adjustments to equity	$(8,260)	$21,592	$960,916
Total equity under IFRS	$7,568,465	$7,724,235	$5,539,002

The impact of the transition on comprehensive income is outlined in the table below for the comparative periods presented:

Reconciliation of total comprehensive income (loss)	Year ended December 31, 2014	Three months ended March 31, 2014

Comprehensive loss under U.S. GAAP	$(208,884)	$(120,298)
IFRS adjustments to income (loss):
Non-current inventories	(6,439)	(5,641)
Deferred stripping costs	37,234	4,908
Decommissioning obligations	953	(242)
Available for sale equity investments	-	-
Loans receivable	-	(122)
Income taxes	(10,087)	(7,268)
Rights offering	34,034	34,034
Consolidation and classification of SouthGobi	(99,758)	-
Other	2,397	35
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	(13,458)	(4,487)
Loans receivable	(8,514)	(2,995)
Income taxes	5,539	5,539
Total IFRS adjustments to comprehensive loss	$(58,099)	$23,761
Comprehensive loss under IFRS	$(266,983)	$(96,537)

As there has been no change in the net cash flows, no reconciliations have been prepared. The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows.

Financial statement presentation changes

The Company has also changed the presentation of certain items in its condensed interim consolidated financial statements for the three months ended March 31, 2015 as compared to its financial statements previously.

●	Mining royalties are now included within operating expenses where previously they were netted against revenues.
●	Accretion expense for decommissioning obligations is included within finance costs where previously it was shown separately on the face of the statement of operations; and
●

Deferred income tax liabilities for withholding taxes on intercompany interest payments is now classified as non-current deferred income taxes where previously they were included in accounts payable and accrued liabilities as withholding tax payable.

Systems, processes and business activities

The Company has assessed the impact of the IFRS transition on systems and processes, including an assessment on information technology systems and internal controls and implemented changes required as a result. These changes were not significant.

The Company applied its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Company’s Audit Committee.

Post-implementation

During post-implementation, the Company will continue to monitor the changes to IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that Turquoise Hill has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ in some aspects from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs is relevant to understanding Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining cost

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Oyu Tolgoi C1 Costs
	March 31, 2015	December 31, 2014
C1 costs (US$‘000)	(Three months)	(Full year)
Production and delivery	173,944	849,790
Change in inventory	(36,827)	(253,040)
Other operating expenses	93,543	375,850
Less:
- Impairment / write-down of inventory	(16,381)	(33,926)
- Depreciation	(2,542)	(7,972)
Management services payment to Turquoise Hill	7,191	27,745

Cash operating costs	218,928	958,447
Cash operating costs: $/lb of copper produced	2.96	2.93
Adjustments to cash operating costs1.	23,760	83,221
Less: Gold and silver revenues	(235,920)	(668,706)

C1 costs (US$‘000)	6,768	372,962

C1 costs: $/lb of copper produced	0.09	1.14

All-in sustaining costs (US$‘000)
Corporate administration	3,502	22,588
Asset retirement expense	1,943	9,458
Royalty expenses	21,880	91,512
Non current stockpile and stores write-down	16,381	33,926
Other expenses	588	14,706
Sustaining cash capital including deferred stripping	20,283	93,489

All-in sustaining costs (US$000)	71,345	638,641

All-in sustaining costs: $/lb of copper produced	0.96	1.95

1. Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Mar-31 2015	Dec-31 2014	Sep-30 2014	Jun-30 2014
Revenue
Copper-gold concentrate	$426.2	$670.6	$491.6	$459.5
Total revenue	$426.2	$670.6	$491.6	$459.5

Net income (loss) from continuing operations attributable to the Company	$67.1	$143.2	$45.0	$20.1
Loss from discontinued operations attributable to the Company	29.1	(9.6)	(137.9)	(12.2)
Net income (loss) attributable to the Company	$96.2	$133.6	$(92.9)	$7.9

Basic income (loss) per share attributable to the Company
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	-	(0.07)	(0.01)
Total	$0.04	$0.07	$(0.05)	$-
Diluted income (loss) per share attributable to the Company
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	-	(0.07)	(0.01)
Total	$0.04	$0.07	$(0.05)	$-

	Mar-31 2014	Dec-31 2013	Sep-30 2013	Jun-30 2013
Revenue
Copper-gold concentrate	$113.9	$51.5	$-	$-
Total revenue	$113.9	$51.5	$-	$-

Net income (loss) from continuing operations attributable to the Company	$(9.4)	$242.2	$(65.3)	$(43.3)
Loss from discontinued operations attributable to the Company	(12.2)	(103.8)	(28.8)	(62.1)
Net income (loss) attributable to the Company	$(21.6)	$138.4	$(94.1)	$(105.4)

Basic income (loss) per share attributable to the Company
Continuing operations	$(0.01)	$0.19	$(0.06)	$(0.03)
Discontinued operations	(0.01)	(0.08)	(0.02)	(0.05)
Total	$(0.02)	$0.11	$(0.08)	$(0.08)

Diluted income (loss) per share attributable to the Company
Continuing operations	$(0.01)	$0.19	$(0.06)	$(0.03)
Discontinued operations	(0.01)	(0.08)	(0.02)	(0.05)
Total	$(0.02)	$0.11	$(0.08)	$(0.08)

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper-gold and coal mines in Mongolia. The Company’s primary operation is its 66.0% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 23.3% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts
Media
Investors
Jessica Largent	Tony Shaffer
Office: +1 604 648 3957	Office: +1 604 648 3934
Email: jessica.largent@turquoisehill.com	Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

The Company’s MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of the MD&A. Such estimates and statements are, in large part, based on the following:

●

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

●

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

●

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.